Exhibit 99.1

Correvio Announces Brinavess® Selected as Potentially Eligible for Priority Review in China

NASDAQ: CORV   TSX: CORV

Brinavess Named One of 48 Drugs Deemed Clinically Urgent and Targeted for Expedited Clearance Based on Existing Ex-China Clinical Data

VANCOUVER, Aug. 14, 2018 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients, today announced that Brinavess®  (vernakalant hydrochloride, IV), its antiarrhythmic drug for the rapid conversion of recent onset atrial fibrillation (AF), was selected by the China Food and Drug Administration's (CFDA) Center for Drug Evaluation (CDE) as potentially eligible for priority review.  In the list published last week by the CDE, Brinavess was named one of 48 therapies assessed as "clinically urgently needed new drugs", and therefore eligible under the priority review pathway.

In addition to clinical trial data supporting Brinavess' ex-China regulatory approvals, Correvio will also be expected to provide evidence that there are no differences in Brinavess' efficacy or safety across ethnicities. The Brinavess clinical data package includes positive results from a Phase 3 trial evaluating Brinavess in AF patients (n=123) which was conducted in Korea, Taiwan, Hong Kong and India.  In addition to this trial, Correvio's partner Eddingpharm (Asia) Macao Commercial Offshore Limited recently initiated a randomized, double-blind, placebo-controlled, Phase 3 clinical study evaluating Brinavess versus placebo in patients with recent onset AF.  Approximately 240 patients are expected to be enrolled at an estimated 30 clinical trial sites in China.  If a New Drug Application (NDA) is accepted for priority review in China, the average length of time to approval is approximately 60 business days.

"With a population of approximately 1.4 billion, China is the world's largest drug market after the U.S. and demand for new therapies has been surging there due to an aging population and rising incidence of chronic diseases such as cardiovascular disease, diabetes and cancer," said William Hunter, MD, Chief Executive Officer and President of Correvio.

For more information about the CDE's list of "clinically urgently needed new drugs," please visit: http://www.cde.org.cn/news.do?method=viewInfoCommon&id=314651

About Atrial Fibrillation

Atrial Fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.1 AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.1 According to the American Heart Association, estimates of the prevalence of AF in the U.S. ranged from 2.7 million to 6.1 million in 2010, and is expected to rise to between 5.6 million to 12 million in 2030.2 The prevalence of AF in Chinese adults age 35 and above is estimated to be 0.74% in males and 0.72% in females, but the prevalence rises significantly for adults age 60 and above with the prevalence estimated to be 1.8% in males and 1.9% in females.  With a population of greater than one billion, this translates to a significant market opportunity in China.3

There are two strategies to manage AF, namely, rhythm- or rate-control. A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.1,4  Early intervention with a rhythm-control strategy to prevent progression of AF may be particularly beneficial to the AF patient.1

About Brinavess®

Brinavess® (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. Brinavess is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation < 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation <3 days duration. Vernakalant IV is not approved for use in the United States.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension. Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

References

  January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
  Mozaffarian D et al. Heart Disease and Stroke Statistics-2016 Update: A Report From the American Heart Association. Circulation. 2016 Jan 26;133(4):e38-60.
  Zhang S et al. Atrial fibrillation in mainland China: epidemiology and current management. BMJ Heart. 2009;95:1052–1055. doi:10.1136/hrt.2008.146589
  Camm AJ et al. Guidelines for the management of atrial fibrillation, The Task Force for the Management of Atrial Fibrillation of the European Society of Cardiology (ESC). Eur Heart J. 2010;31:2369-2429.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

These forward-looking statements may include, but are not limited to; possible future meetings with the FDA, including the timing of any such meetings, and any possible regulatory path forward with respect to BRINAVESS®; the continued eligibility of Brinavess for priority review in China; that an application for priority review will be filed for Brinavess and accepted by China; that an NDA accepted by China will be approved, and the length of time that any such approval may take; our plans to develop and commercialize product candidates in various countries and the timing of development and commercialization; whether we or our partners will receive, and the timing and costs of obtaining, regulatory approvals for our products in various countries; clinical development of our product candidates, including the results of current and future clinical trials and the timing associated with the receipt of clinical trial results; the ability to enroll and to maintain enrollment of patients in our clinical trials; our estimates of the size of the markets and potential markets for our products; our estimates of revenues and anticipated revenues for the commercialization of products and product candidates; the range and degree of market acceptance of our products; the pricing of our products; and whether we will receive, and the timing of, reimbursement for our products in various countries.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio Pharma Corp. are discussed in the recent annual and quarterly reports of our former parent company Cardiome Pharma Corp., the Short Form Base Shelf Prospectus filed on July 5, 2018 by Correvio, the Prospectus Supplement filed July 10, 2018 by Correvio and those risks and uncertainties detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this presentation. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp. Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/August2018/14/c5498.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 07:00e 14-AUG-18